Exhibit 2

Unaudited Condensed Consolidated Interim Financial Statements of WPP plc for the six months ended 30 June 2018 and 2017 and the year ended 31 December 2017

WPP plc

Unaudited condensed consolidated interim income statement

for the six months ended 30 June 2018 and 2017 and the year ended 31 December 2017

	Notes	Six months ended 30 June 2018 £m	Six months ended 30 June 2017[1] £m	Year ended 31 December 2017[1] £m
Revenue	8	7,492.7	7,650.4	15,804.2
Costs of services	5	(6,218.7)	(6,282.3)	(12,629.0)
Gross profit		1,274.0	1,368.1	3,175.2
General and administrative costs	5	(432.1)	(643.7)	(1,267.0)
Operating profit		841.9	724.4	1,908.2
Share of results of associates	6	9.4	59.5	113.5
Profit before interest and taxation		851.3	783.9	2,021.7
Finance income	7	48.3	44.9	95.2
Finance costs	7	(134.2)	(133.5)	(269.8)
Revaluation of financial instruments	7	81.1	83.9	262.2
Profit before taxation		846.5	779.2	2,109.3
Taxation	9	(141.0)	(145.5)	(197.0)
Profit for the period		705.5	633.7	1,912.3

Attributable to:
Equity holders of the parent		672.4	596.1	1,816.6
Non-controlling interests		33.1	37.6	95.7
		705.5	633.7	1,912.3

Earnings per share
Basic earnings per ordinary share	11	53.8p	47.1p	144.0p
Diluted earnings per ordinary share	11	53.4p	46.6p	142.4p

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers and the change in income statement presentation, as described in note 2.

WPP plc

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2018 and 2017 and the year ended 31 December 2017

	Six months ended 30 June 2018 £m	Six months ended 30 June 2017 £m	Year ended 31 December 2017 £m
Profit for the period	705.5	633.7	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(176.7)	(257.8)	(465.2)
(Loss)/gain on revaluation of available for sale investments	—	(0.4)	32.1
	(176.7)	(258.2)	(433.1)

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	—	—	17.0
Deferred tax on defined benefit pension plans	—	—	(24.6)
Fair value movements on equity investments	(140.5)	—	—
	(140.5)	—	(7.6)
Other comprehensive loss for the period	(317.2)	(258.2)	(440.7)
Total comprehensive income for the period	388.3	375.5	1,471.6

Attributable to:
Equity holders of the parent	353.8	348.0	1,395.6
Non-controlling interests	34.5	27.5	76.0
	388.3	375.5	1,471.6

Note

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

WPP plc

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2018 and 2017 and the year ended 31 December 2017

	Notes	Six months ended 30 June 2018 £m	Six months ended 30 June 2017 £m	Year ended 31 December 2017 £m
Net cash inflow from operating activities	12	72.9	85.6	1,408.1
Investing activities
Acquisitions and disposals	12	374.0	(201.4)	(181.5)
Purchase of property, plant and equipment		(158.0)	(100.0)	(288.9)
Purchase of other intangible assets (including capitalised computer software)		(20.3)	(19.6)	(37.3)
Proceeds on disposal of property, plant and equipment		14.7	4.0	8.0
Net cash inflow/(outflow) from investing activities		210.4	(317.0)	(499.7)
Financing activities
Share option proceeds		0.7	4.1	6.4
Cash consideration for non-controlling interests	12	(79.8)	(39.3)	(47.3)
Share repurchases and buy-backs	12	(200.8)	(290.2)	(504.2)
Net increase in borrowings	12	67.0	894.8	599.6
Financing and share issue costs		(3.1)	(0.6)	(0.8)
Equity dividends paid		—	—	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(65.8)	(46.3)	(87.8)
Net cash (outflow)/inflow from financing activities		(281.8)	522.5	(785.6)
Net increase in cash and cash equivalents		1.5	291.1	122.8
Translation of cash and cash equivalents		(78.1)	17.8	(27.2)
Cash and cash equivalents at beginning of period		1,998.2	1,902.6	1,902.6
Cash and cash equivalents at end of period	12	1,921.6	2,211.5	1,998.2

Note

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

WPP plc

Unaudited condensed consolidated interim balance sheet

as at 30 June 2018 and 2017 and 31 December 2017

	Notes	30 June 2018 £m	30 June 2017[1] £m	31 December 2017[1] £m
Non-current assets
Intangible assets:
Goodwill	14	12,950.5	13,082.1	12,952.9
Other	15	1,936.7	2,111.3	2,018.4
Property, plant and equipment		1,030.8	930.5	979.5
Interests in associates and joint ventures		881.1	1,234.6	1,065.2
Other investments		949.3	1,171.5	1,153.5
Deferred tax assets		169.9	143.7	160.3
Trade and other receivables	16	170.4	214.3	176.2
		18,088.7	18,888.0	18,506.0

Current assets
Corporate income tax recoverable		207.0	260.2	234.7
Trade and other receivables	16	12,734.1	11,754.4	12,530.7
Cash and short-term deposits		2,221.0	2,856.0	2,391.4
		15,162.1	14,870.6	15,156.8

Current liabilities
Trade and other payables	17	(14,016.6)	(13,428.2)	(14,241.1)
Corporate income tax payable		(506.1)	(637.5)	(649.3)
Bank overdrafts, bonds and bank loans		(319.5)	(933.0)	(624.1)
		(14,842.2)	(14,998.7)	(15,514.5)
Net current assets/(liabilities)		319.9	(128.1)	(357.7)
Total assets less current liabilities		18,408.6	18,759.9	18,148.3

Non-current liabilities
Bonds and bank loans		(6,533.4)	(6,592.5)	(6,250.4)
Trade and other payables	18	(937.8)	(1,119.4)	(992.8)
Deferred tax liabilities		(499.4)	(688.8)	(513.7)
Provisions for post-employment benefits		(208.2)	(271.5)	(206.3)
Provisions for liabilities and charges		(236.3)	(237.0)	(229.0)
		(8,415.1)	(8,909.2)	(8,192.2)
Net assets		9,993.5	9,850.7	9,956.1

Equity
Called-up share capital	19	133.3	133.2	133.3
Share premium account		569.4	566.3	568.5
Other reserves		141.4	952.1	761.7
Own shares		(1,284.4)	(1,121.6)	(1,171.1)
Retained earnings		10,018.8	8,883.4	9,194.9
Equity share owners’ funds		9,578.5	9,413.4	9,487.3
Non-controlling interests		415.0	437.3	468.8
Total equity		9,993.5	9,850.7	9,956.1

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

WPP plc

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2018, 31 December 2017, and 30 June 2017

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings[1] £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Restated balance at 1 January 2017	133.2	562.2	1,185.2	(962.0)	8,400.0	9,318.6	443.1	9,761.7
Ordinary shares issued	—	4.1	—	—	—	4.1	—	4.1
Treasury share additions	—	—	—	(144.9)	—	(144.9)	—	(144.9)
Treasury share allocations	—	—	—	0.7	(0.7)	—	—	—
Profit for the period	—	—	—	—	596.1	596.1	37.6	633.7
Exchange adjustments on foreign currency net investments	—	—	(247.7)	—	—	(247.7)	(10.1)	(257.8)
Loss on revaluation of available for sale investments	—	—	(0.4)	—	—	(0.4)	—	(0.4)
Other comprehensive loss	—	—	(248.1)	—	—	(248.1)	(10.1)	(258.2)
Dividends paid	—	—	—	—	—	—	(46.3)	(46.3)
Non-cash share-based incentive plans (including share options)	—	—	—	—	50.6	50.6	—	50.6
Tax adjustments on share-based payments	—	—	—	—	8.4	8.4	—	8.4
Net movement in own shares held by ESOP Trusts	—	—	—	(15.4)	(129.9)	(145.3)	—	(145.3)
Recognition/remeasurement of financial instruments	—	—	15.0	—	(2.5)	12.5	—	12.5
Acquisition of subsidiaries[2]	—	—	—	—	(38.6)	(38.6)	13.0	(25.6)
Restated balance at 30 June 2017	133.2	566.3	952.1	(1,121.6)	8,883.4	9,413.4	437.3	9,850.7
Ordinary shares issued	0.1	2.2	—	—	—	2.3	—	2.3
Treasury share additions	—	—	—	(144.7)	—	(144.7)	—	(144.7)
Treasury share allocations	—	—	—	111.5	(111.5)	—	—	—
Profit for the period	—	—	—	—	1,220.5	1,220.5	58.1	1,278.6
Exchange adjustments on foreign currency net investments	—	—	(197.8)	—	—	(197.8)	(9.6)	(207.4)
Gain on revaluation of available for sale investments	—	—	32.5	—	—	32.5	—	32.5
Actuarial gain on defined benefit pension plans	—	—	—	—	17.0	17.0	—	17.0
Deferred tax on defined benefit pension plans	—	—	—	—	(24.6)	(24.6)	—	(24.6)
Other comprehensive loss	—	—	(165.3)	—	(7.6)	(172.9)	(9.6)	(182.5)
Dividends paid	—	—	—	—	(751.5)	(751.5)	(41.5)	(793.0)
Non-cash share-based incentive plans (including share options)	—	—	—	—	54.4	54.4	—	54.4
Tax adjustments on share-based payments	—	—	—	—	(5.4)	(5.4)	—	(5.4)
Net movement in own shares held by ESOP Trusts	—	—	—	(16.3)	(53.0)	(69.3)	—	(69.3)
Recognition/remeasurement of financial instruments	—	—	(25.1)	—	(9.2)	(34.3)	—	(34.3)
Acquisition of subsidiaries[2]	—	—	—	—	(25.2)	(25.2)	24.5	(0.7)
Restated balance at 31 December 2017	133.3	568.5	761.7	(1,171.1)	9,194.9	9,487.3	468.8	9,956.1
Accounting policy change (IFRS 9)	—	—	(407.4)	—	407.4	—	—	—
Revised balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	—	0.9	—	—	—	0.9	—	0.9
Treasury share additions	—	—	—	(104.3)	—	(104.3)	—	(104.3)
Treasury share allocations	—	—	—	1.3	(1.3)	—	—	—
Profit for the period	—	—	—	—	672.4	672.4	33.1	705.5
Exchange adjustments on foreign currency net investments	—	—	(178.1)	—	—	(178.1)	1.4	(176.7)
Fair value movements on equity investments	—	—	—	—	(140.5)	(140.5)	—	(140.5)
Other comprehensive (loss)/income	—	—	(178.1)	—	(140.5)	(318.6)	1.4	(317.2)
Dividends paid	—	—	—	—	—	—	(65.8)	(65.8)
Non-cash share-based incentive plans (including share options)	—	—	—	—	41.6	41.6	—	41.6
Tax adjustments on share-based payments	—	—	—	—	0.3	0.3	—	0.3
Net movement in own shares held by ESOP Trusts	—	—	—	(10.3)	(86.2)	(96.5)	—	(96.5)
Recognition/remeasurement of financial instruments	—	—	(34.8)	—	4.7	(30.1)	—	(30.1)
Acquisition of subsidiaries[2]	—	—	—	—	(74.5)	(74.5)	(22.5)	(97.0)
Balance at 30 June 2018	133.3	569.4	141.4	(1,284.4)	10,018.8	9,578.5	415.0	9,993.5

Notes

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

[1]	Retained earnings have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IAS 34: Interim Financial Reporting and with the accounting policies of the Group which were set out on pages F-2 to F-8 of the 2017 Annual Report on Form 20-F. With the exception of the implementation of IFRS 9: Financial Instruments and IFRS 15: Revenue from Contracts with Customers, which are discussed below, no changes have been made to the Group’s accounting policies in the period ended 30 June 2018.

The Group changed its accounting policy in regard to the presentation of the income statement under IAS 1 for the year ended 31 December 2017, moving from a ‘nature of expense’ method of presentation to a ‘function of expense’ method of presentation. The Group considers this to be a more reliable and relevant presentation and prior periods have been re-presented accordingly. This change in accounting policy has not resulted in a change to revenue, operating profit or profit for any of the periods presented.

IFRS 16: Leases is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees will be required to recognise a right-of-use asset and related lease liability for the majority of their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 will require the Group to recognise substantially all of its current operating lease commitments on the balance sheet and the financial impact of this, together with other implications of the standard, are currently being assessed.

Impact of the Adoption of IFRS 9: Financial Instruments

The Group has adopted IFRS 9: Financial Instruments from 1 January 2018 which resulted in the movements in fair value of certain equity investments previously designated as ‘available-for-sale’ being designated as fair value through other comprehensive income or fair value through profit or loss. The cumulative movements in fair value taken to equity up to 31 December 2017 for these investments have been transferred from other reserves to retained earnings, resulting in an increase in retained earnings of £407.4 million and a corresponding decrease in other reserves. Comparative periods have not been restated.

The requirement under IFRS 9 to use an expected loss method of impairment of financial assets did not have a material effect on the Group due to the short-term nature of the Group’s trade and other receivables, which are mainly due from large national or multinational companies.

Impact of the Adoption of IFRS 15: Revenue from Contracts with Customers

The Group has adopted IFRS 15: Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in certain aspects of our accounting policies and adjustments to the amounts recognised in the financial statements. In accordance with the transition provisions in IFRS 15, the Group has adopted the new rules retrospectively and has restated comparatives for each prior period presented in the consolidated interim financial statements.

The new standard establishes a five step model where consideration received or expected to be received is recognised as revenue when contractual performance obligations are satisfied by transferring control of the relevant goods or services to the customer. Adopting IFRS 15 did not have a significant impact on the timing of the Group’s revenue recognition nor on the Group’s equity.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

However, for certain of our contracts, the adoption of IFRS 15 resulted in a change in our accounting for certain third-party costs. Third-party costs are included in revenue when the Group acts as principal with respect to the services provided to the client and are excluded when the Group acts as agent. Under IFRS 15, the principal versus agent assessment is based on whether the Group controls the relevant services before they are transferred to the client. As a result of the adoption of IFRS 15, there was an increase in third-party costs included in revenue and costs of services. This change increased revenue and costs of services by the same amount and therefore had no impact on gross profit or operating profit.

The following table summarises the impact of adopting IFRS 15 on the Group’s consolidated income statement for the six months ended 30 June 2017 and the year ended 31 December 2017.

	Six months ended 30 June 2017			Year ended 31 December 2017
	As previously reported	IFRS 15 adjustments	As restated	As previously reported	IFRS 15 adjustments	As restated
	£m	£m	£m	£m	£m	£m
Revenue	7,403.6	246.8	7,650.4	15,265.4	538.8	15,804.2
Costs of services	(6,035.5)	(246.8)	(6,282.3)	(12,090.2)	(538.8)	(12,629.0)
Gross profit	1,368.1	—	1,368.1	3,175.2	—	3,175.2

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15. As such, £410.6 million of ‘Work in progress’ has been reclassified as ‘Trade and other receivables’ as of 30 June 2017 (31 December 2017: £401.1 million). Other than this reclassification, the impact of the adoption of IFRS 15 on the consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and earnings per share was immaterial.

IFRS 15 - Revenue Recognition Policy

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services across the Group’s different agencies and specialisms. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional, and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Costs to obtain a contract are typically expensed as incurred as the contracts are generally short-term in nature.

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative standalone selling prices.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically performance obligations are satisfied over-time as services are rendered. Revenue recognised over-time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances, relevant output measures such as the achievement of any project milestones stipulated in the contract is used to assess proportional performance.

For our retainer arrangements, we have a stand ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements are broad and generally are not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases we are acting as an agent and we typically do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as work in progress until billed.

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as in-house production services, events, data investment management, and branding), the revenue recorded is the gross amount billed. Out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by sector below:

Advertising and Media Investment Management

Revenue is typically derived from media placements and advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised. The Group recognises incentive revenue as the related performance obligation is satisfied.

Data Investment Management

Revenue for market research services is typically recognised over-time based on input measures. For certain performance obligations, output measures such as the percentage of interviews completed, percentage of reports

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

delivered to a client and the achievement of any project milestones stipulated in the contract are used to measure progress.

While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. When the terms of the transaction provide for licensing the right to access a product on a subscription basis, revenue is recognised over the subscription period typically on a straight-line basis.

Public Relations & Public Affairs and Brand Consulting, Health & Wellness, and Specialist Communications

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over-time, in accordance with the terms of the contractual arrangement.

The unaudited condensed consolidated interim financial statements were approved by the board of directors and authorized for issue on 4 September 2018.

3.	Currency conversion

The presentation currency of the Group is pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2018 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.3763 to the pound (period ended 30 June 2017: US$1.2591; year ended 31 December 2017: US$1.2887) and €1.1366 to the pound (period ended 30 June 2017: €1.1624; year ended 31 December 2017: €1.1413). The unaudited condensed consolidated interim balance sheet as at 30 June 2018 has been prepared using the exchange rates on that day of US$1.3194 to the pound (30 June 2017: US$1.3008; 31 December 2017: US$1.3524) and €1.1299 to the pound (30 June 2017: €1.1397; 31 December 2017: €1.1250).

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Revenue and contract balances

Substantially all of the Group’s revenue is from contracts with customers. A breakdown of revenue by operating sector and geographical area is provided in note 8.

Contract assets and contract liabilities were as follows:

	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
	£m	£m	£m
Contract assets
Accrued income falling due within one year	3,672.4	3,379.4	3,205.8
Accrued income falling due after more than one year	21.8	21.9	20.5
	3,694.2	3,401.3	3,226.3
Contract liabilities
Deferred income	1,284.5	1,188.3	1,212.1

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Accrued income is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables when the right to consideration is unconditional and billed per the terms of the contractual agreement. Impairment losses on contract assets were immaterial for the periods presented.

In certain cases, payments are received from customers prior to satisfaction of performance obligations and recognised as deferred income on the Group’s balance sheet. These balances are typically related to prepayments for third party expenses that are incurred shortly after billing.

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Costs of services and general and administrative costs

	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
	£m	£m	£m
Costs of services	6,218.7	6,282.3	12,629.0
General and administrative costs	432.1	643.7	1,267.0
	6,650.8	6,926.0	13,896.0

Costs of services and general and administrative costs include:

	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
	£m	£m	£m
Staff costs	4,032.6	4,177.0	8,319.0
Establishment costs	433.7	443.9	888.6
Media pass-through costs	740.9	701.6	1,429.4
Data collection pass-through costs	286.6	314.2	646.4
Other costs of services and general and administrative costs[2]	1,157.0	1,289.3	2,612.6
	6,650.8	6,926.0	13,896.0

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]

Other costs of services and general and administrative costs include £316.3 million (period ended 30 June 2017: £258.5 million; year ended 31 December 2017: £558.8 million) of other pass-through costs.

Staff costs include:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Wages and salaries	2,805.4	2,919.1	5,832.3
Cash-based incentive plans	74.1	53.8	219.2
Share-based incentive plans	41.6	50.6	105.0
Social security costs	367.7	370.2	720.3
Pension costs	93.1	97.2	192.0
Severance	16.8	34.5	39.5
Other staff costs	633.9	651.6	1,210.7
	4,032.6	4,177.0	8,319.0

Other costs of services and general and administrative costs include:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Goodwill impairment	—	—	27.1
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
Investment write-downs	1.5	—	95.9
Restructuring costs	45.5	19.2	56.8

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Costs of services and general and administrative costs (continued)

In 2018, restructuring costs of £45.5 million (2017: £19.2 million) predominantly comprise severance costs arising from a structural reassessment of certain of the Group’s operations. In the year ended 31 December 2017, restructuring costs of £56.8 million predominantly comprise £33.7 million of severance costs and £12.8 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure, including costs relating to the cyber attack in June 2017.

Gains on disposal of investments and subsidiaries in 2018 include a gain of £185.3 million on the disposal of the Group’s interest in Globant S.A. Gains in the year ended 31 December 2017 include a gain of £92.3 million on the sale of the Group’s interest in Asatsu-DK Inc following its acquisition by Bain Capital.

Investment write-downs in the year ended 31 December 2017 includes £53.1 million in relation to comScore Inc, which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group’s carrying value.

6.	Share of results of associates

Share of results of associates include:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Share of profit before interest and taxation	52.8	59.2	145.1
Share of exceptional (losses)/gains	(28.4)	13.2	0.8
Share of interest and non-controlling interests	(3.2)	(3.2)	(7.8)
Share of taxation	(11.8)	(9.7)	(24.6)
	9.4	59.5	113.5

7.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Income from equity investments	10.3	5.4	16.8
Interest income	38.0	39.5	78.4
	48.3	44.9	95.2

Finance costs include:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Net interest expense on pension plans	2.2	3.3	6.3
Interest on other long-term employee benefits	1.9	1.7	3.9
Interest payable and similar charges	130.1	128.5	259.6
	134.2	133.5	269.8

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Finance income, finance costs and revaluation of financial instruments (continued)

Revaluation of financial instruments include:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Movements in fair value of treasury instruments	3.6	5.0	1.1
Revaluation of investments held at fair value through profit or loss	26.5	—	—
Revaluation of put options over non-controlling interests	21.3	9.5	52.5
Revaluation of payments due to vendors (earnout agreements)	29.7	69.4	208.6
	81.1	83.9	262.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Segmental analysis

Reported contributions by operating sector were as follows:

	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
	£m	£m	£m

Revenue
Advertising and Media Investment Management	3,441.1	3,570.1	7,368.7
Data Investment Management	1,236.0	1,313.5	2,703.4
Public Relations & Public Affairs	581.1	597.4	1,204.0
Brand Consulting, Health & Wellness and Specialist Communications	2,234.5	2,169.4	4,528.1
	7,492.7	7,650.4	15,804.2

Revenue less pass-through costs[2]
Advertising and Media Investment Management	2,639.0	2,848.2	5,889.3
Data Investment Management	946.0	996.7	2,052.1
Public Relations & Public Affairs	550.6	567.9	1,140.6
Brand Consulting, Health & Wellness and Specialist Communications	2,013.3	1,963.3	4,087.6

Headline PBIT[3]
Advertising and Media Investment Management	380.3	431.8	1,109.0
Data Investment Management	112.3	129.2	350.3
Public Relations & Public Affairs	85.2	79.7	183.2
Brand Consulting, Health & Wellness and Specialist Communications	242.9	241.3	624.6
	820.7	882.0	2,267.1

Headline PBIT margin[4]
Advertising and Media Investment Management	14.4%	15.2%	18.8%
Data Investment Management	11.9%	13.0%	17.1%
Public Relations & Public Affairs	15.5%	14.0%	16.1%
Brand Consulting, Health & Wellness and Specialist Communications	12.1%	12.3%	15.3%

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 5 for more details of the pass-through costs.

[3]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 21.
[4]	Headline PBIT margin is calculated as headline PBIT (defined above) as a percentage of revenue less pass-through costs. Previously referred to as revenue less pass-through costs margin.

Notes to the unaudited condensed consolidated interim financial statements  (continued)

8.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
	£m	£m	£m

Revenue
North America[2]	2,598.1	2,818.5	5,659.2
United Kingdom	1,091.5	1,047.5	2,133.4
Western Continental Europe	1,609.9	1,525.5	3,230.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,193.2	2,258.9	4,781.0
	7,492.7	7,650.4	15,804.2

Revenue less pass-through costs[3]
North America[2]	2,155.2	2,407.2	4,793.9
United Kingdom	832.9	814.7	1,688.0
Western Continental Europe	1,319.2	1,236.5	2,630.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,841.6	1,917.7	4,057.1

Headline PBIT[4]
North America[2]	348.1	400.9	937.4
United Kingdom	109.7	112.4	280.0
Western Continental Europe	136.3	153.1	376.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	226.6	215.6	673.7
	820.7	882.0	2,267.1

Headline PBIT margin[5]	%	%	%
North America	16.2	16.7	19.6
United Kingdom	13.2	13.8	16.6
Western Continental Europe	10.3	12.4	14.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	12.3	11.2	16.6

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]

North America includes the US with revenue of £2,454.1 million (period ended 30 June 2017: £2,660.8 million; year ended 31 December 2017: £5,336.3 million), revenue less pass-through costs of £2,038.6 million (period ended 30 June 2017: £2,279.3 million; year ended 31 December 2017: £4,535.3 million) and headline PBIT of £328.9 million (period ended 30 June 2017: £382.2 million; year ended 31 December 2017: £937.4 million).

[3]

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 5 for more details of the pass-through costs.

[4]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 21.
[5]	Headline PBIT margin is calculated as headline PBIT (defined above) as a percentage of revenue less pass-through costs. Previously referred to as revenue less pass-through costs margin.

Notes to the unaudited condensed consolidated interim financial statements  (continued)

9.	Taxation

The tax rate on profit before tax was 16.7% (30 June 2017: 18.7%; 31 December 2017: 9.3%). The decrease in the tax rate was largely because the gains on disposal of investments in the first half of 2018 were not taxable.

The tax charge may be affected by the Group’s geographic mix of profits, the changing international tax environment, the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward losses. Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission’s state aid investigation into Group Financing Exemption in the UK CFC rules announced in October 2017, may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which could affect the future tax charge.

The tax charge comprises:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Corporation tax
Current year	172.7	164.8	523.4
Prior years	(10.9)	(11.5)	(98.6)
	161.8	153.3	424.8
Deferred tax
Current year	(16.3)	(5.4)	(235.2)
Prior years	(4.5)	(2.4)	7.4
	(20.8)	(7.8)	(227.8)
Tax charge	141.0	145.5	197.0

10.	Ordinary dividends

The Board has recommended an interim dividend of 22.7p (2017: 22.7p) per ordinary share. This is expected to be paid on 5 November 2018 to share owners on the register at 5 October 2018. The Board recommended a final dividend of 37.3p per ordinary share in respect of 2017. This was paid on 9 July 2018.

11.	Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Earnings[1] (£ million)	672.4	596.1	1,816.6
Weighted average shares used in basic EPS calculation (million)	1,250.5	1,266.2	1,261.1
EPS	53.8p	47.1p	144.0p

Note

[1]	Earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements  (continued)

11.	Earnings per share (continued)

Diluted EPS

The calculation of diluted EPS is as follows:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Diluted earnings (£ million)	672.4	596.1	1,816.6
Weighted average shares used in diluted EPS calculation (million)	1,259.4	1,279.7	1,275.8
Diluted EPS	53.4p	46.6p	142.4p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	m	m	m
Weighted average shares used in basic EPS calculation	1,250.5	1,266.2	1,261.1
Dilutive share options outstanding	0.5	2.1	1.8
Other potentially issuable shares	8.4	11.4	12.9
Weighted average shares used in diluted EPS calculation	1,259.4	1,279.7	1,275.8

At 30 June 2018 there were 1,332,637,877 ordinary shares in issue.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 3:

Net cash inflow from operating activities:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Profit for the period	705.5	633.7	1,912.3
Taxation	141.0	145.5	197.0
Revaluation of financial instruments	(81.1)	(83.9)	(262.2)
Finance costs	134.2	133.5	269.8
Finance income	(48.3)	(44.9)	(95.2)
Share of results of associates	(9.4)	(59.5)	(113.5)
Non-cash share-based incentive plans (including share options)	41.6	50.6	105.0
Depreciation of property, plant and equipment	109.2	115.6	230.7
Goodwill impairment	—	—	27.1
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Amortisation of other intangible assets	18.3	18.3	36.3
Investment write-downs	1.5	—	95.9
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
(Gains)/losses on sale of property, plant and equipment	(0.3)	0.1	1.1
Movements in trade working capital[1]	(192.0)	(257.8)	(261.2)
Movements in other receivables, payables and provisions[1]	(363.5)	(365.7)	(270.6)
Corporation and overseas tax paid	(251.3)	(254.2)	(424.7)
Interest and similar charges paid	(89.8)	(96.6)	(246.6)
Interest received	39.6	35.2	76.9
Investment income	10.3	5.4	16.8
Dividends received from associates	13.4	18.2	46.8
	72.9	85.6	1,408.1

Note

[1]

The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.	Analysis of cash flows (continued)

Acquisitions and disposals:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Initial cash consideration	(18.9)	(108.6)	(214.8)
Cash and cash equivalents acquired (net)	(4.1)	15.7	28.9
Earnout payments	(38.0)	(61.7)	(199.1)
Purchase of other investments (including associates)	(34.0)	(52.6)	(92.5)
Proceeds on disposal of investments and subsidiaries[1]	469.0	5.8	296.0
Acquisitions and disposals	374.0	(201.4)	(181.5)
Cash consideration for non-controlling interests	(79.8)	(39.3)	(47.3)
Net acquisition payments and disposal proceeds	294.2	(240.7)	(228.8)

Note

[1]	Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buy-backs:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Purchase of own shares by ESOP Trusts	(96.5)	(145.3)	(214.6)
Shares purchased into treasury	(104.3)	(144.9)	(289.6)
	(200.8)	(290.2)	(504.2)

Net increase in borrowings:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
(Decrease)/increase in drawings on bank loans	(349.0)	1,080.8	785.6
Proceeds from issue of €250 million bonds	218.8	214.0	214.0
Proceeds from issue of €500 million bonds	438.0	—	—
Partial repayment of $300 million bonds	(20.8)	—	—
Repayment of €252 million bonds	(220.0)	—	—
Repayment of £400 million bonds	—	(400.0)	(400.0)
	67.0	894.8	599.6

Cash and cash equivalents:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Cash at bank and in hand	2,111.3	2,524.9	2,049.6
Short-term bank deposits	109.7	331.1	341.8
Overdrafts[1]	(299.4)	(644.5)	(393.2)
	1,921.6	2,211.5	1,998.2

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Debt financing

The Group estimates that the fair value of corporate bonds is £6,035.1 million at 30 June 2018 (30 June 2017: £5,868.2 million; 31 December 2017: £5,816.5 million). The Group considers that the carrying amount of bank loans at 30 June 2018 of £624.6 million (30 June 2017: £1,343.0 million; 31 December 2017: £993.4 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

	30 June 2018	30 June 2017	31 December 2017
	£m	£m	£m
Within one year	(175.7)	(463.4)	(391.7)
Between one and two years	(925.6)	(423.7)	(896.3)
Between two and three years	(594.8)	(914.1)	(584.3)
Between three and four years	(1,351.2)	(358.6)	(1,537.8)
Between four and five years	(496.7)	(1,778.3)	(487.9)
Over five years	(4,912.9)	(5,009.2)	(4,519.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,456.9)	(8,947.3)	(8,417.1)
Short-term overdrafts – within one year	(299.4)	(644.5)	(393.2)
Future anticipated cash flows	(8,756.3)	(9,591.8)	(8,810.3)
Effect of discounting/financing rates	1,903.4	2,066.3	1,935.8
Debt financing	(6,852.9)	(7,525.5)	(6,874.5)

14.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £2.4 million (30 June 2017: £132.2 million) in the period. This movement includes the effect of currency translation, goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2018 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.	Other intangible assets

The following are included in other intangibles:

	30 June 2018	30 June 2017	31 December 2017
	£m	£m	£m
Brands with an indefinite useful life	1,086.7	1,108.7	1,081.3
Acquired intangibles	747.5	896.6	829.1
Other (including capitalised computer software)	102.5	106.0	108.0
	1,936.7	2,111.3	2,018.4

16.	Trade and other receivables

Amounts falling due within one year:

	30 June 2018	30 June 2017[1]	31 December 2017[1]
	£m	£m	£m
Trade receivables	7,422.6	6,901.7	7,889.7
Work in progress	405.8	410.6	401.1
VAT and sales taxes recoverable	245.5	187.7	202.3
Prepayments	420.4	404.0	298.3
Accrued income	3,672.4	3,379.4	3,205.8
Fair value of derivatives	2.1	1.9	1.0
Other debtors	565.3	469.1	532.5
	12,734.1	11,754.4	12,530.7

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Amounts falling due after more than one year:

	30 June 2018	30 June 2017	31 December 2017
	£m	£m	£m
Prepayments	4.2	4.3	3.6
Accrued income	21.8	21.9	20.5
Fair value of derivatives	—	12.2	2.1
Other debtors	144.4	175.9	150.0
	170.4	214.3	176.2

A bad debt expense of £21.8 million (30 June 2017: £8.3 million; 31 December 2017: £19.0 million) was recognised on the Group’s trade receivables in the period.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

17.	Trade and other payables: amounts falling due within one year

	30 June 2018	30 June 2017	31 December 2017
	£m	£m	£m
Trade payables	9,611.7	9,087.5	9,893.0
Deferred income	1,284.5	1,188.3	1,212.1
Payments due to vendors (earnout agreements)	193.7	283.9	180.7
Liabilities in respect of put option agreements with vendors	50.0	36.7	38.6
Fair value of derivatives	2.2	2.8	3.5
Other creditors and accruals	2,874.5	2,829.0	2,913.2
	14,016.6	13,428.2	14,241.1

The Group considers that the carrying amount of trade and other payables approximates their fair value.

18.	Trade and other payables: amounts falling due after more than one year

	30 June 2018	30 June 2017	31 December 2017
	£m	£m	£m
Payments due to vendors (earnout agreements)	349.2	586.8	450.0
Liabilities in respect of put option agreements with vendors	211.2	232.6	219.5
Fair value of derivatives	30.4	—	3.3
Other creditors and accruals	347.0	300.0	320.0
	937.8	1,119.4	992.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout-related obligations:

	30 June 2018	30 June 2017	31 December 2017
	£m	£m	£m
Within one year	193.7	283.9	180.7
Between 1 and 2 years	131.4	163.0	128.3
Between 2 and 3 years	96.5	167.0	144.1
Between 3 and 4 years	61.3	148.5	58.3
Between 4 and 5 years	49.9	83.5	103.1
Over 5 years	10.1	24.8	16.2
	542.9	870.7	630.7

The Group’s approach to payments due to vendors is outlined in note 23.

Notes to the unaudited condensed consolidated interim financial statements (continued)

18.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements in contingent consideration during the period:

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
At the beginning of the period	630.7	976.5	976.5
Earnouts paid	(38.0)	(61.7)	(199.1)
New acquisitions	11.9	71.4	163.7
Revision of estimates taken to goodwill	(26.3)	(23.2)	(60.7)
Revaluation of payments due to vendors (note 7)	(29.7)	(69.4)	(208.6)
Exchange adjustments	(5.7)	(22.9)	(41.1)
At the end of the period	542.9	870.7	630.7

The Group does not consider there to be any material contingent liabilities as at 30 June 2018.

19.	Issued share capital

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Number of equity ordinary shares	m	m	m
At the beginning of the period	1,332.5	1,331.9	1,331.9
Exercise of share options	0.1	0.4	0.6
At the end of the period	1,332.6	1,332.3	1,332.5

20.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

21.	Reconciliation of profit before interest and taxation to headline PBIT

	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
	£m	£m	£m
Profit before interest and taxation	851.3	783.9	2,021.7
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Goodwill impairment	—	—	27.1
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
Investment write-downs	1.5	—	95.9
Restructuring costs	45.5	19.2	56.8
Share of exceptional losses/(gains) of associates	28.4	(13.2)	(0.8)
Headline PBIT	820.7	882.0	2,267.1

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Going concern and risk management policies

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2018, the Group has access to £8.2 billion of committed facilities with maturity dates spread over the years 2019 to 2046 as illustrated below:

	Maturity by year
		2019	2020	2021	2022	2023+
	£m	£m	£m	£m	£m	£m
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $500m (5.625% ’43)	379.0					379.0
US bond $272m (5.125% ’42)	205.8					205.8
Eurobonds €600m (1.625% ’30)	531.0					531.0
Eurobonds €750m (2.25% ’26)	663.8					663.8
Eurobonds €500m (1.375% ’25)	442.5					442.5
US bond $750m (3.75% ’24)	568.4					568.4
Eurobonds €750m (3.0% ’23)	663.8					663.8
US bond $500m (3.625% ’22)	379.0				379.0
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	221.3				221.3
US bond $812m (4.75% ’21)	615.7			615.7
Bank revolver ($2,500m)	1,894.8			1,894.8
Bank revolver (A$520m)	291.4			291.4
£ bonds £200m (6.375% ’20)	200.0		200.0
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	221.3		221.3
Eurobonds €600m (0.75% ’19)	531.0	531.0
Total committed facilities available	8,208.8	531.0	421.3	2,801.9	600.3	3,854.3
Drawn down facilities at 30 June 2018	6,627.1	531.0	421.3	1,220.2	600.3	3,854.3
Undrawn committed credit facilities	1,581.7

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2017 Annual Report on Form 20-F and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

23.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3
	£m	£m	£m
30 June 2018
Derivatives in designated hedge relationships
Derivative assets	—	—	—
Derivative liabilities	—	(30.4)	—
Held at fair value through profit or loss
Derivative assets	—	2.1	—
Derivative liabilities	—	(2.2)	—
Payments due to vendors (earnout agreements) (note 18)	—	—	(542.9)
Liabilities in respect of put options	—	—	(261.2)
Equity investments
Other investments	224.4	—	724.9

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options	Other investments
	£m	£m
1 January 2018	(258.1)	820.3
Gains recognised in the income statement	21.3	24.2
Losses recognised in other comprehensive income	—	(93.3)
Exchange adjustments	5.5	—
Additions	(37.7)	27.5
Disposals	—	(53.5)
Reclassifications from other investments to interests in associates	—	(0.3)
Settlements	7.8	—
30 June 2018	(261.2)	724.9

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in

Notes to the unaudited condensed consolidated interim financial statements (continued)

23.	Financial instruments (continued)

respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2018, the weighted average growth rate in estimating future financial performance was 23.8%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 30 June 2018 was 2.4%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.6 million and £6.9 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £8.7 million and £8.9 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 7), while a decrease would result in a gain.

Other investments

Other investments include equity investments designated as fair value through profit or loss and fair value through other comprehensive income as follows:

30 June 2018
£m
Fair value through profit or loss	295.9
Fair value through other comprehensive income	653.4
949.3

Other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs is specific to each individual investment.

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors

WPP Finance 2010 has in issue $500 million of 3.625% bonds due September 2022, $272 million ($28 million was repaid in 2018 from the $300 million initially issued) of 5.125% bonds due September 2042 and $812 million of 4.75% bonds due November 2021 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB. In the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,492.7	—	7,492.7
Costs of services	—	—	—	(6,218.7)	—	(6,218.7)
Gross profit	—	—	—	1,274.0	—	1,274.0
General and administrative costs	5.9	(128.7)	—	(309.3)	—	(432.1)
Operating profit/(loss)	5.9	(128.7)	—	964.7	—	841.9
Share of results of subsidiaries	724.6	957.6	—	—	(1,682.2)	—
Share of results of associates	—	—	—	9.4	—	9.4
Profit before interest and taxation	730.5	828.9	—	974.1	(1,682.2)	851.3
Finance income	—	12.5	50.8	138.5	(153.5)	48.3
Finance costs	(58.4)	(116.2)	(48.9)	(64.2)	153.5	(134.2)
Revaluation of financial instruments	0.3	—	(13.6)	94.4	—	81.1
Profit/(loss) before taxation	672.4	725.2	(11.7)	1,142.8	(1,682.2)	846.5
Taxation	—	(0.6)	—	(140.4)	—	(141.0)
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5
Attributable to:
Equity holders of the parent	672.4	724.6	(11.7)	969.3	(1,682.2)	672.4
Non-controlling interests	—	—	—	33.1	—	33.1
	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5

For the six months ended 30 June 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,650.4	—	7,650.4
Costs of services	—	—	—	(6,282.3)	—	(6,282.3)
Gross profit	—	—	—	1,368.1	—	1,368.1
General and administrative costs	(1.7)	63.5	—	(705.5)	—	(643.7)
Operating profit/(loss)	(1.7)	63.5	—	662.6	—	724.4
Share of results of subsidiaries	644.3	671.4	—	—	(1,315.7)	—
Share of results of associates	—	—	—	59.5	—	59.5
Profit before interest and taxation	642.6	734.9	—	722.1	(1,315.7)	783.9
Finance income	—	12.1	56.8	127.6	(151.6)	44.9
Finance costs	(47.1)	(110.4)	(52.9)	(74.7)	151.6	(133.5)
Revaluation of financial instruments	0.6	—	2.6	80.7	—	83.9
Profit before taxation	596.1	636.6	6.5	855.7	(1,315.7)	779.2
Taxation	—	7.7	—	(153.2)	—	(145.5)
Profit for the period	596.1	644.3	6.5	702.5	(1,315.7)	633.7
Attributable to:
Equity holders of the parent	596.1	644.3	6.5	664.9	(1,315.7)	596.1
Non-controlling interests	—	—	—	37.6	—	37.6
	596.1	644.3	6.5	702.5	(1,315.7)	633.7

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers and the change in income statement presentation, as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,804.2	—	15,804.2
Costs of services	—	—	—	(12,629.0)	—	(12,629.0)
Gross profit	—	—	—	3,175.2	—	3,175.2
General and administrative costs	14.1	74.7	—	(1,355.8)	—	(1,267.0)
Operating profit	14.1	74.7	—	1,819.4	—	1,908.2
Share of results of subsidiaries	1,901.2	2,016.5	—	—	(3,917.7)	—
Share of results of associates	—	—	—	113.5	—	113.5
Profit before interest and taxation	1,915.3	2,091.2	—	1,932.9	(3,917.7)	2,021.7
Finance income	—	24.5	110.6	262.8	(302.7)	95.2
Finance costs	(99.3)	(221.5)	(103.4)	(148.3)	302.7	(269.8)
Revaluation of financial instruments	0.6	—	(5.4)	267.0	—	262.2
Profit before taxation	1,816.6	1,894.2	1.8	2,314.4	(3,917.7)	2,109.3
Taxation	—	7.0	—	(204.0)	—	(197.0)
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Attributable to:
Equity holders of the parent	1,816.6	1,901.2	1.8	2,014.7	(3,917.7)	1,816.6
Non-controlling interests	—	—	—	95.7	—	95.7
	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers and the change in income statement presentation, as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)
Gain/(loss) on revaluation of available for sale investments	—	—	—	—	—	—
	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
Fair value movements on equity investments	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
Other comprehensive (loss)/income for the period	(318.6)	(318.6)	0.4	(317.6)	637.2	(317.2)
Total comprehensive income/(loss) for the period	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

Attributable to:
Equity holders of the parent	353.8	406.0	(11.3)	650.3	(1,045.0)	353.8
Non-controlling interests	—	—	—	34.5	—	34.5
	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

For the six months ended 30 June 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the period	596.1	644.3	6.5	702.5	(1,315.7)	633.7
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(247.7)	(247.7)	(0.4)	(257.4)	495.4	(257.8)
Loss on revaluation of available for sale investments	(0.4)	(0.4)	—	(0.4)	0.8	(0.4)
	(248.1)	(248.1)	(0.4)	(257.8)	496.2	(258.2)

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
	—	—	—	—	—	—
Other comprehensive loss for the period	(248.1)	(248.1)	(0.4)	(257.8)	496.2	(258.2)
Total comprehensive income for the period	348.0	396.2	6.1	444.7	(819.5)	375.5

Attributable to:
Equity holders of the parent	348.0	396.2	6.1	417.2	(819.5)	348.0
Non-controlling interests	—	—	—	27.5	—	27.5
	348.0	396.2	6.1	444.7	(819.5)	375.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income (continued)

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(445.5)	(445.5)	(0.6)	(464.6)	891.0	(465.2)
Gain on revaluation of available for sale investments	32.1	32.1	—	32.1	(64.2)	32.1
	(413.4)	(413.4)	(0.6)	(432.5)	826.8	(433.1)

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	17.0	17.0	—	17.0	(34.0)	17.0
Deferred tax on defined benefit pension plans	(24.6)	(24.6)	—	(24.6)	49.2	(24.6)
	(7.6)	(7.6)	—	(7.6)	15.2	(7.6)
Other comprehensive loss for the year	(421.0)	(421.0)	(0.6)	(440.1)	842.0	(440.7)
Total comprehensive income for the year	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

Attributable to:
Equity holders of the parent	1,395.6	1,480.2	1.2	1,594.3	(3,075.7)	1,395.6
Non-controlling interests	—	—	—	76.0	—	76.0
	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	417.4	171.2	54.1	(569.8)	—	72.9
Investing activities
Acquisitions and disposals	—	—	—	374.0	—	374.0
Purchase of property, plant and equipment	—	(3.5)	—	(154.5)	—	(158.0)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(20.3)	—	(20.3)
Proceeds on disposal of property, plant and equipment	—	—	—	14.7	—	14.7
Net cash inflow/(outflow) from investing activities	—	(3.5)	—	213.9	—	210.4
Financing activities
Share option proceeds	0.7	—	—	—	—	0.7
Cash consideration for non-controlling interests	—	(0.3)	—	(79.5)	—	(79.8)
Share repurchases and buy-backs	(104.3)	—	—	(96.5)	—	(200.8)
Net increase/(decrease) in borrowings	—	—	(20.8)	87.8	—	67.0
Financing and share issue costs	—	—	—	(3.1)	—	(3.1)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(65.8)	—	(65.8)
Net cash outflow from financing activities	(103.6)	(0.3)	(20.8)	(157.1)	—	(281.8)
Net increase/(decrease) in cash and cash equivalents	313.8	167.4	33.3	(513.0)	—	1.5
Translation of cash and cash equivalents	(0.5)	(21.9)	(1.3)	(54.4)	—	(78.1)
Cash and cash equivalents at beginning of period	(2,627.7)	(1,636.8)	(27.4)	6,290.1	—	1,998.2
Cash and cash equivalents at end of period	(2,314.4)	(1,491.3)	4.6	5,722.7	—	1,921.6

For the six months ended 30 June 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	191.5	(184.2)	0.4	77.9	—	85.6
Investing activities
Acquisitions and disposals	—	—	—	(201.4)	—	(201.4)
Purchase of property, plant and equipment	—	(5.4)	—	(94.6)	—	(100.0)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(19.6)	—	(19.6)
Proceeds on disposal of property, plant and equipment	—	—	—	4.0	—	4.0
Net cash outflow from investing activities	—	(5.4)	—	(311.6)	—	(317.0)
Financing activities
Share option proceeds	4.1	—	—	—	—	4.1
Cash consideration for non-controlling interests	—	(0.2)	—	(39.1)	—	(39.3)
Share repurchases and buy-backs	(144.9)	—	—	(145.3)	—	(290.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	1,294.8	—	894.8
Financing and share issue costs	—	—	—	(0.6)	—	(0.6)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(46.3)	—	(46.3)
Net cash inflow/(outflow) from financing activities	(540.8)	(0.2)	—	1,063.5	—	522.5
Net increase/(decrease) in cash and cash equivalents	(349.3)	(189.8)	0.4	829.8	—	291.1
Translation of cash and cash equivalents	(1.3)	26.4	0.7	(8.0)	—	17.8
Cash and cash equivalents at beginning of period	(1,225.0)	(1,623.7)	(15.1)	4,766.4	—	1,902.6
Cash and cash equivalents at end of period	(1,575.6)	(1,787.1)	(14.0)	5,588.2	—	2,211.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	32.9	(49.7)	(13.6)	1,438.5	—	1,408.1
Investing activities
Acquisitions and disposals	—	—	—	(181.5)	—	(181.5)
Purchases of property, plant and equipment	—	(10.4)	—	(278.5)	—	(288.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(37.3)	—	(37.3)
Proceeds on disposal of property, plant and equipment	—	—	—	8.0	—	8.0
Net cash outflow from investing activities	—	(10.4)	—	(489.3)	—	(499.7)
Financing activities
Share option proceeds	6.4	—	—	—	—	6.4
Cash consideration for non-controlling interests	—	(1.4)	—	(45.9)	—	(47.3)
Share repurchases and buy-backs	(289.6)	—	—	(214.6)	—	(504.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	999.6	—	599.6
Financing and share issue costs	—	—	—	(0.8)	—	(0.8)
Equity dividends paid	(751.5)	—	—	—	—	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(87.8)	—	(87.8)
Net cash (outflow)/inflow from financing activities	(1,434.7)	(1.4)	—	650.5	—	(785.6)
Net increase/(decrease) in cash and cash equivalents	(1,401.8)	(61.5)	(13.6)	1,599.7	—	122.8
Translation of cash and cash equivalents	(0.9)	48.4	1.3	(76.0)	—	(27.2)
Cash and cash equivalents at beginning of year	(1,225.0)	(1,623.7)	(15.1)	4,766.4	—	1,902.6
Cash and cash equivalents at end of year	(2,627.7)	(1,636.8)	(27.4)	6,290.1	—	1,998.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,950.5	—	12,950.5
Other	—	—	—	1,936.7	—	1,936.7
Property, plant and equipment	—	19.5	—	1,011.3	—	1,030.8
Investment in subsidiaries	14,849.7	28,294.2	—	—	(43,143.9)	—
Interests in associates and joint ventures	—	—	—	881.1	—	881.1
Other investments	—	—	—	949.3	—	949.3
Deferred tax assets	—	—	—	169.9	—	169.9
Trade and other receivables	—	—	—	170.4	—	170.4
Intercompany receivables	—	202.4	2,108.8	7,653.0	(9,964.2)	—
	14,849.7	28,516.1	2,108.8	25,722.2	(53,108.1)	18,088.7
Current assets
Corporate income tax recoverable	—	—	—	207.0	—	207.0
Trade and other receivables	1.1	512.2	0.1	12,220.7	—	12,734.1
Intercompany receivables	1,682.0	1,695.3	38.4	6,129.8	(9,545.5)	—
Cash and short-term deposits	—	574.2	52.1	6,022.1	(4,427.4)	2,221.0
	1,683.1	2,781.7	90.6	24,579.6	(13,972.9)	15,162.1
Current liabilities
Trade and other payables	(5.4)	(50.9)	(20.2)	(13,940.1)	—	(14,016.6)
Intercompany payables	(3,269.3)	(6,171.7)	—	(104.5)	9,545.5	—
Corporate income tax payable	—	—	—	(506.1)	—	(506.1)
Bank overdrafts, bonds and bank loans	(2,314.4)	(2,065.5)	(47.5)	(319.5)	4,427.4	(319.5)
	(5,589.1)	(8,288.1)	(67.7)	(14,870.2)	13,972.9	(14,842.2)
Net current assets/(liabilities)	(3,906.0)	(5,506.4)	22.9	9,709.4	—	319.9
Total assets less current liabilities	10,943.7	23,009.7	2,131.7	35,431.6	(53,108.1)	18,408.6

Non-current liabilities
Bonds and bank loans	—	—	(2,119.6)	(4,413.8)	—	(6,533.4)
Trade and other payables	—	—	(11.9)	(925.9)	—	(937.8)
Intercompany payables	(1,365.2)	(8,160.0)	—	(439.0)	9,964.2	—
Deferred tax liabilities	—	—	—	(499.4)	—	(499.4)
Provisions for post-employment benefits	—	—	—	(208.2)	—	(208.2)
Provisions for liabilities and charges	—	—	—	(236.3)	—	(236.3)
	(1,365.2)	(8,160.0)	(2,131.5)	(6,722.6)	9,964.2	(8,415.1)
Net assets	9,578.5	14,849.7	0.2	28,709.0	(43,143.9)	9,993.5

Attributable to:
Equity share owners’ funds	9,578.5	14,849.7	0.2	28,294.0	(43,143.9)	9,578.5
Non-controlling interests	—	—	—	415.0	—	415.0
Total equity	9,578.5	14,849.7	0.2	28,709.0	(43,143.9)	9,993.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 30 June 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,082.1	—	13,082.1
Other	—	—	—	2,111.3	—	2,111.3
Property, plant and equipment	—	11.4	—	919.1	—	930.5
Investment in subsidiaries	13,633.7	24,618.6	—	—	(38,252.3)	—
Interests in associates and joint ventures	—	—	—	1,234.6	—	1,234.6
Other investments	—	—	—	1,171.5	—	1,171.5
Deferred tax assets	—	—	—	143.7	—	143.7
Trade and other receivables	—	—	9.6	204.7	—	214.3
Intercompany receivables[2]	—	245.2	2,160.8	7,639.3	(10,045.3)	—
	13,633.7	24,875.2	2,170.4	26,506.3	(48,297.6)	18,888.0
Current assets
Corporate income tax recoverable	—	—	—	260.2	—	260.2
Trade and other receivables	0.6	463.4	0.1	11,290.3	—	11,754.4
Intercompany receivables[2]	1,625.2	1,887.2	48.8	3,083.8	(6,645.0)	—
Cash and short-term deposits	12.8	167.9	—	6,150.4	(3,475.1)	2,856.0
	1,638.6	2,518.5	48.9	20,784.7	(10,120.1)	14,870.6
Current liabilities
Trade and other payables	(3.2)	(48.6)	(20.3)	(13,356.1)	—	(13,428.2)
Intercompany payables[2]	(2,903.6)	(3,560.1)	—	(181.3)	6,645.0	—
Corporate income tax payable	—	—	—	(637.5)	—	(637.5)
Bank overdrafts, bonds and bank loans	(1,588.4)	(1,955.0)	(14.0)	(850.7)	3,475.1	(933.0)
	(4,495.2)	(5,563.7)	(34.3)	(15,025.6)	10,120.1	(14,998.7)
Net current (liabilities)/assets	(2,856.6)	(3,045.2)	14.6	5,759.1	—	(128.1)
Total assets less current liabilities	10,777.1	21,830.0	2,185.0	32,265.4	(48,297.6)	18,759.9

Non-current liabilities
Bonds and bank loans	—	—	(2,168.2)	(4,424.3)	—	(6,592.5)
Trade and other payables	—	—	—	(1,119.4)	—	(1,119.4)
Intercompany payables[2]	(1,363.7)	(8,196.3)	—	(485.3)	10,045.3	—
Deferred tax liabilities	—	—	—	(688.8)	—	(688.8)
Provisions for post-employment benefits	—	—	—	(271.5)	—	(271.5)
Provisions for liabilities and charges	—	—	—	(237.0)	—	(237.0)
	(1,363.7)	(8,196.3)	(2,168.2)	(7,226.3)	10,045.3	(8,909.2)
Net assets	9,413.4	13,633.7	16.8	25,039.1	(38,252.3)	9,850.7

Attributable to:
Equity share owners’ funds	9,413.4	13,633.7	16.8	24,601.8	(38,252.3)	9,413.4
Non-controlling interests	—	—	—	437.3	—	437.3
Total equity	9,413.4	13,633.7	16.8	25,039.1	(38,252.3)	9,850.7

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]	Prior year figures have been restated to reclassify certain intercompany balances in an amount of £390.1 million from non-current to current within subsidiary guarantors and other subsidiaries.

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.

Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,952.9	—	12,952.9
Other	—	—	—	2,018.4	—	2,018.4
Property, plant and equipment	—	16.5	—	963.0	—	979.5
Investment in subsidiaries	14,638.1	27,915.3	—	—	(42,553.4)	—
Interests in associates and joint ventures	—	—	—	1,065.2	—	1,065.2
Other investments	—	—	—	1,153.5	—	1,153.5
Deferred tax assets	—	—	—	160.3	—	160.3
Trade and other receivables	—	—	1.6	174.6	—	176.2
Intercompany receivables[2]	—	203.3	2,078.3	7,649.3	(9,930.9)	—
	14,638.1	28,135.1	2,079.9	26,137.2	(52,484.3)	18,506.0
Current assets
Corporate income tax recoverable	—	—	—	234.7	—	234.7
Trade and other receivables	0.3	457.3	0.1	12,073.0	—	12,530.7
Intercompany receivables[2]	1,661.4	1,713.8	65.7	5,268.8	(8,709.7)	—
Cash and short-term deposits	—	235.0	—	6,683.5	(4,527.1)	2,391.4
	1,661.7	2,406.1	65.8	24,260.0	(13,236.8)	15,156.8
Current liabilities
Trade and other payables	(16.9)	(113.9)	(19.6)	(14,090.7)	—	(14,241.1)
Intercompany payables[2]	(2,808.3)	(5,780.2)	—	(121.2)	8,709.7	—
Corporate income tax payable	—	—	—	(649.3)	—	(649.3)
Bank overdrafts, bonds and bank loans	(2,627.7)	(1,871.8)	(27.4)	(624.3)	4,527.1	(624.1)
	(5,452.9)	(7,765.9)	(47.0)	(15,485.5)	13,236.8	(15,514.5)
Net current (liabilities)/assets	(3,791.2)	(5,359.8)	18.8	8,774.5	—	(357.7)
Total assets less current liabilities	10,846.9	22,775.3	2,098.7	34,911.7	(52,484.3)	18,148.3

Non-current liabilities
Bonds and bank loans	—	—	(2,087.1)	(4,163.3)	—	(6,250.4)
Trade and other payables	—	—	—	(992.8)	—	(992.8)
Intercompany payables[2]	(1,359.6)	(8,137.2)	—	(434.1)	9,930.9	—
Deferred tax liabilities	—	—	—	(513.7)	—	(513.7)
Provision for post-employment benefits	—	—	—	(206.3)	—	(206.3)
Provisions for liabilities and charges	—	—	—	(229.0)	—	(229.0)
	(1,359.6)	(8,137.2)	(2,087.1)	(6,539.2)	9,930.9	(8,192.2)
Net assets	9,487.3	14,638.1	11.6	28,372.5	(42,553.4)	9,956.1

Attributable to:
Equity share owners’ funds	9,487.3	14,638.1	11.6	27,903.7	(42,553.4)	9,487.3
Non-controlling interests	—	—	—	468.8	—	468.8
Total equity	9,487.3	14,638.1	11.6	28,372.5	(42,553.4)	9,956.1

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]	Prior year figures have been restated to reclassify certain intercompany balances in an amount of £2,540.2 million from non-current to current within subsidiary guarantors and other subsidiaries.

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors

WPP Finance 2010 has in issue $750 million of 3.750% bonds due September 2024 and $500 million of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB. In the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,492.7	—	7,492.7
Costs of services	—	—	—	(6,218.7)	—	(6,218.7)
Gross profit	—	—	—	1,274.0	—	1,274.0
General and administrative costs	5.9	(128.7)	—	(309.3)	—	(432.1)
Operating profit/(loss)	5.9	(128.7)	—	964.7	—	841.9
Share of results of subsidiaries	724.6	957.6	—	—	(1,682.2)	—
Share of results of associates	—	—	—	9.4	—	9.4
Profit before interest and taxation	730.5	828.9	—	974.1	(1,682.2)	851.3
Finance income	—	12.5	50.8	138.5	(153.5)	48.3
Finance costs	(58.4)	(116.2)	(48.9)	(64.2)	153.5	(134.2)
Revaluation of financial instruments	0.3	—	(13.6)	94.4	—	81.1
Profit/(loss) before taxation	672.4	725.2	(11.7)	1,142.8	(1,682.2)	846.5
Taxation	—	(0.6)	—	(140.4)	—	(141.0)
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5

Attributable to:
Equity holders of the parent	672.4	724.6	(11.7)	969.3	(1,682.2)	672.4
Non-controlling interests	—	—	—	33.1	—	33.1
	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5

For the six months ended 30 June 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,650.4	—	7,650.4
Costs of services	—	—	—	(6,282.3)	—	(6,282.3)
Gross profit	—	—	—	1,368.1	—	1,368.1
General and administrative costs	(1.7)	63.5	—	(705.5)	—	(643.7)
Operating profit/(loss)	(1.7)	63.5	—	662.6	—	724.4
Share of results of subsidiaries	644.3	671.4	—	—	(1,315.7)	—
Share of results of associates	—	—	—	59.5	—	59.5
Profit before interest and taxation	642.6	734.9	—	722.1	(1,315.7)	783.9
Finance income	—	12.1	56.8	127.6	(151.6)	44.9
Finance costs	(47.1)	(110.4)	(52.9)	(74.7)	151.6	(133.5)
Revaluation of financial instruments	0.6	—	2.6	80.7	—	83.9
Profit before taxation	596.1	636.6	6.5	855.7	(1,315.7)	779.2
Taxation	—	7.7	—	(153.2)	—	(145.5)
Profit for the period	596.1	644.3	6.5	702.5	(1,315.7)	633.7

Attributable to:
Equity holders of the parent	596.1	644.3	6.5	664.9	(1,315.7)	596.1
Non-controlling interests	—	—	—	37.6	—	37.6
	596.1	644.3	6.5	702.5	(1,315.7)	633.7

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers and the change in income statement presentation, as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,804.2	—	15,804.2
Costs of services	—	—	—	(12,629.0)	—	(12,629.0)
Gross profit	—	—	—	3,175.2	—	3,175.2
General and administrative costs	14.1	74.7	—	(1,355.8)	—	(1,267.0)
Operating profit	14.1	74.7	—	1,819.4	—	1,908.2
Share of results of subsidiaries	1,901.2	2,016.5	—	—	(3,917.7)	—
Share of results of associates	—	—	—	113.5	—	113.5
Profit before interest and taxation	1,915.3	2,091.2	—	1,932.9	(3,917.7)	2,021.7
Finance income	—	24.5	110.6	262.8	(302.7)	95.2
Finance costs	(99.3)	(221.5)	(103.4)	(148.3)	302.7	(269.8)
Revaluation of financial instruments	0.6	—	(5.4)	267.0	—	262.2
Profit before taxation	1,816.6	1,894.2	1.8	2,314.4	(3,917.7)	2,109.3
Taxation	—	7.0	—	(204.0)	—	(197.0)
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3

Attributable to:
Equity holders of the parent	1,816.6	1,901.2	1.8	2,014.7	(3,917.7)	1,816.6
Non-controlling interests	—	—	—	95.7	—	95.7
	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers and the change in income statement presentation, as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the period	672.4	724.6	(11.7)	1,002.4	(1,682.2)	705.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)
Gain/(loss) on revaluation of available for sale investments	—	—	—	—	—	—
	(178.1)	(178.1)	0.4	(177.1)	356.2	(176.7)

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
Fair value movements on equity investments	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
	(140.5)	(140.5)	—	(140.5)	281.0	(140.5)
Other comprehensive (loss)/income for the period	(318.6)	(318.6)	0.4	(317.6)	637.2	(317.2)
Total comprehensive income/(loss) for the period	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

Attributable to:
Equity holders of the parent	353.8	406.0	(11.3)	650.3	(1,045.0)	353.8
Non-controlling interests	—	—	—	34.5	—	34.5
	353.8	406.0	(11.3)	684.8	(1,045.0)	388.3

For the six months ended 30 June 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the period	596.1	644.3	6.5	702.5	(1,315.7)	633.7
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(247.7)	(247.7)	(0.4)	(257.4)	495.4	(257.8)
Loss on revaluation of available for sale investments	(0.4)	(0.4)	—	(0.4)	0.8	(0.4)
	(248.1)	(248.1)	(0.4)	(257.8)	496.2	(258.2)

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	—	—	—	—	—	—
Deferred tax on defined benefit pension plans	—	—	—	—	—	—
	—	—	—	—	—	—
Other comprehensive loss for the period	(248.1)	(248.1)	(0.4)	(257.8)	496.2	(258.2)
Total comprehensive income for the period	348.0	396.2	6.1	444.7	(819.5)	375.5

Attributable to:
Equity holders of the parent	348.0	396.2	6.1	417.2	(819.5)	348.0
Non-controlling interests	—	—	—	27.5	—	27.5
	348.0	396.2	6.1	444.7	(819.5)	375.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income (continued)

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(445.5)	(445.5)	(0.6)	(464.6)	891.0	(465.2)
Gain on revaluation of available for sale investments	32.1	32.1	—	32.1	(64.2)	32.1
	(413.4)	(413.4)	(0.6)	(432.5)	826.8	(433.1)

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	17.0	17.0	—	17.0	(34.0)	17.0
Deferred tax on defined benefit pension plans	(24.6)	(24.6)	—	(24.6)	49.2	(24.6)
	(7.6)	(7.6)	—	(7.6)	15.2	(7.6)
Other comprehensive loss for the year	(421.0)	(421.0)	(0.6)	(440.1)	842.0	(440.7)
Total comprehensive income for the year	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

Attributable to:
Equity holders of the parent	1,395.6	1,480.2	1.2	1,594.3	(3,075.7)	1,395.6
Non-controlling interests	—	—	—	76.0	—	76.0
	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the six months ended 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	417.4	171.2	54.1	(569.8)	—	72.9
Investing activities
Acquisitions and disposals	—	—	—	374.0	—	374.0
Purchase of property, plant and equipment	—	(3.5)	—	(154.5)	—	(158.0)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(20.3)	—	(20.3)
Proceeds on disposal of property, plant and equipment	—	—	—	14.7	—	14.7
Net cash inflow/(outflow) from investing activities	—	(3.5)	—	213.9	—	210.4
Financing activities
Share option proceeds	0.7	—	—	—	—	0.7
Cash consideration for non-controlling interests	—	(0.3)	—	(79.5)	—	(79.8)
Share repurchases and buy-backs	(104.3)	—	—	(96.5)	—	(200.8)
Net increase/(decrease) in borrowings	—	—	(20.8)	87.8	—	67.0
Financing and share issue costs	—	—	—	(3.1)	—	(3.1)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(65.8)	—	(65.8)
Net cash outflow from financing activities	(103.6)	(0.3)	(20.8)	(157.1)	—	(281.8)
Net increase/(decrease) in cash and cash equivalents	313.8	167.4	33.3	(513.0)	—	1.5
Translation of cash and cash equivalents	(0.5)	(21.9)	(1.3)	(54.4)	—	(78.1)
Cash and cash equivalents at beginning of period	(2,627.7)	(1,640.6)	(27.4)	6,293.9	—	1,998.2
Cash and cash equivalents at end of period	(2,314.4)	(1,495.1)	4.6	5,726.5	—	1,921.6

For the six months ended 30 June 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	191.5	(184.2)	0.4	77.9	—	85.6
Investing activities
Acquisitions and disposals	—	—	—	(201.4)	—	(201.4)
Purchase of property, plant and equipment	—	(5.4)	—	(94.6)	—	(100.0)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(19.6)	—	(19.6)
Proceeds on disposal of property, plant and equipment	—	—	—	4.0	—	4.0
Net cash outflow from investing activities	—	(5.4)	—	(311.6)	—	(317.0)
Financing activities
Share option proceeds	4.1	—	—	—	—	4.1
Cash consideration for non-controlling interests	—	(0.2)	—	(39.1)	—	(39.3)
Share repurchases and buy-backs	(144.9)	—	—	(145.3)	—	(290.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	1,294.8	—	894.8
Financing and share issue costs	—	—	—	(0.6)	—	(0.6)
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(46.3)	—	(46.3)
Net cash inflow/(outflow) from financing activities	(540.8)	(0.2)	—	1,063.5	—	522.5
Net increase/(decrease) in cash and cash equivalents	(349.3)	(189.8)	0.4	829.8	—	291.1
Translation of cash and cash equivalents	(1.3)	26.4	0.7	(8.0)	—	17.8
Cash and cash equivalents at beginning of period	(1,225.0)	(1,627.5)	(15.1)	4,770.2	—	1,902.6
Cash and cash equivalents at end of period	(1,575.6)	(1,790.9)	(14.0)	5,592.0	—	2,211.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	32.9	(49.7)	(13.6)	1,438.5	—	1,408.1
Investing activities
Acquisitions and disposals	—	—	—	(181.5)	—	(181.5)
Purchases of property, plant and equipment	—	(10.4)	—	(278.5)	—	(288.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(37.3)	—	(37.3)
Proceeds on disposal of property, plant and equipment	—	—	—	8.0	—	8.0
Net cash outflow from investing activities	—	(10.4)	—	(489.3)	—	(499.7)
Financing activities
Share option proceeds	6.4	—	—	—	—	6.4
Cash consideration for non-controlling interests	—	(1.4)	—	(45.9)	—	(47.3)
Share repurchases and buy-backs	(289.6)	—	—	(214.6)	—	(504.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	999.6	—	599.6
Financing and share issue costs	—	—	—	(0.8)	—	(0.8)
Equity dividends paid	(751.5)	—	—	—	—	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(87.8)	—	(87.8)
Net cash (outflow)/inflow from financing activities	(1,434.7)	(1.4)	—	650.5	—	(785.6)
Net increase/(decrease) in cash and cash equivalents	(1,401.8)	(61.5)	(13.6)	1,599.7	—	122.8
Translation of cash and cash equivalents	(0.9)	48.4	1.3	(76.0)	—	(27.2)
Cash and cash equivalents at beginning of year	(1,225.0)	(1,627.5)	(15.1)	4,770.2	—	1,902.6
Cash and cash equivalents at end of year	(2,627.7)	(1,640.6)	(27.4)	6,293.9	—	1,998.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 30 June 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,950.5	—	12,950.5
Other	—	—	—	1,936.7	—	1,936.7
Property, plant and equipment	—	19.5	—	1,011.3	—	1,030.8
Investment in subsidiaries	14,849.7	28,125.6	—	—	(42,975.3)	—
Interests in associates and joint ventures	—	—	—	881.1	—	881.1
Other investments	—	—	—	949.3	—	949.3
Deferred tax assets	—	—	—	169.9	—	169.9
Trade and other receivables	—	—	—	170.4	—	170.4
Intercompany receivables	—	202.4	2,108.8	7,653.0	(9,964.2)	—
	14,849.7	28,347.5	2,108.8	25,722.2	(52,939.5)	18,088.7
Current assets
Corporate income tax recoverable	—	—	—	207.0	—	207.0
Trade and other receivables	1.1	512.2	0.1	12,220.7	—	12,734.1
Intercompany receivables	1,682.0	1,695.3	38.4	6,129.7	(9,545.4)	—
Cash and short-term deposits	—	570.4	52.1	6,025.9	(4,427.4)	2,221.0
	1,683.1	2,777.9	90.6	24,583.3	(13,972.8)	15,162.1
Current liabilities
Trade and other payables	(5.4)	(50.9)	(20.2)	(13,940.1)	—	(14,016.6)
Intercompany payables	(3,269.3)	(5,999.3)	—	(276.8)	9,545.4	—
Corporate income tax payable	—	—	—	(506.1)	—	(506.1)
Bank overdrafts, bonds and bank loans	(2,314.4)	(2,065.5)	(47.5)	(319.5)	4,427.4	(319.5)
	(5,589.1)	(8,115.7)	(67.7)	(15,042.5)	13,972.8	(14,842.2)
Net current assets/(liabilities)	(3,906.0)	(5,337.8)	22.9	9,540.8	—	319.9
Total assets less current liabilities	10,943.7	23,009.7	2,131.7	35,263.0	(52,939.5)	18,408.6

Non-current liabilities
Bonds and bank loans	—	—	(2,119.6)	(4,413.8)	—	(6,533.4)
Trade and other payables	—	—	(11.9)	(925.9)	—	(937.8)
Intercompany payables	(1,365.2)	(8,160.0)	—	(439.0)	9,964.2	—
Deferred tax liabilities	—	—	—	(499.4)	—	(499.4)
Provisions for post-employment benefits	—	—	—	(208.2)	—	(208.2)
Provisions for liabilities and charges	—	—	—	(236.3)	—	(236.3)
	(1,365.2)	(8,160.0)	(2,131.5)	(6,722.6)	9,964.2	(8,415.1)
Net assets	9,578.5	14,849.7	0.2	28,540.4	(42,975.3)	9,993.5

Attributable to:
Equity share owners’ funds	9,578.5	14,849.7	0.2	28,125.4	(42,975.3)	9,578.5
Non-controlling interests	—	—	—	415.0	—	415.0
Total equity	9,578.5	14,849.7	0.2	28,540.4	(42,975.3)	9,993.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 30 June 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,082.1	—	13,082.1
Other	—	—	—	2,111.3	—	2,111.3
Property, plant and equipment	—	11.4	—	919.1	—	930.5
Investment in subsidiaries	13,633.7	24,450.0	—	—	(38,083.7)	—
Interests in associates and joint ventures	—	—	—	1,234.6	—	1,234.6
Other investments	—	—	—	1,171.5	—	1,171.5
Deferred tax assets	—	—	—	143.7	—	143.7
Trade and other receivables	—	—	9.6	204.7	—	214.3
Intercompany receivables[2]	—	245.2	2,160.8	7,639.3	(10,045.3)	—
	13,633.7	24,706.6	2,170.4	26,506.3	(48,129.0)	18,888.0
Current assets
Corporate income tax recoverable	—	—	—	260.2	—	260.2
Trade and other receivables	0.6	463.4	0.1	11,290.3	—	11,754.4
Intercompany receivables[2]	1,625.2	1,887.2	48.8	3,083.8	(6,645.0)	—
Cash and short-term deposits	12.8	164.1	—	6,154.2	(3,475.1)	2,856.0
	1,638.6	2,514.7	48.9	20,788.5	(10,120.1)	14,870.6
Current liabilities
Trade and other payables	(3.2)	(48.6)	(20.3)	(13,356.1)	—	(13,428.2)
Intercompany payables[2]	(2,903.6)	(3,387.7)	—	(353.7)	6,645.0	—
Corporate income tax payable	—	—	—	(637.5)	—	(637.5)
Bank overdrafts, bonds and bank loans	(1,588.4)	(1,955.0)	(14.0)	(850.7)	3,475.1	(933.0)
	(4,495.2)	(5,391.3)	(34.3)	(15,198.0)	10,120.1	(14,998.7)
Net current (liabilities)/assets	(2,856.6)	(2,876.6)	14.6	5,590.5	—	(128.1)
Total assets less current liabilities	10,777.1	21,830.0	2,185.0	32,096.8	(48,129.0)	18,759.9

Non-current liabilities
Bonds and bank loans	—	—	(2,168.2)	(4,424.3)	—	(6,592.5)
Trade and other payables	—	—	—	(1,119.4)	—	(1,119.4)
Intercompany payables[2]	(1,363.7)	(8,196.3)	—	(485.3)	10,045.3	—
Deferred tax liabilities	—	—	—	(688.8)	—	(688.8)
Provisions for post-employment benefits	—	—	—	(271.5)	—	(271.5)
Provisions for liabilities and charges	—	—	—	(237.0)	—	(237.0)
	(1,363.7)	(8,196.3)	(2,168.2)	(7,226.3)	10,045.3	(8,909.2)
Net assets	9,413.4	13,633.7	16.8	24,870.5	(38,083.7)	9,850.7

Attributable to:
Equity share owners’ funds	9,413.4	13,633.7	16.8	24,433.2	(38,083.7)	9,413.4
Non-controlling interests	—	—	—	437.3	—	437.3
Total equity	9,413.4	13,633.7	16.8	24,870.5	(38,083.7)	9,850.7

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]	Prior year figures have been restated to reclassify certain intercompany balances in an amount of £390.1 million from non-current to current within subsidiary guarantors and other subsidiaries.

Notes to the unaudited condensed consolidated interim financial statements (continued)

25.	Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,952.9	—	12,952.9
Other	—	—	—	2,018.4	—	2,018.4
Property, plant and equipment	—	16.5	—	963.0	—	979.5
Investment in subsidiaries	14,638.1	27,746.7	—	—	(42,384.8)	—
Interests in associates and joint ventures	—	—	—	1,065.2	—	1,065.2
Other investments	—	—	—	1,153.5	—	1,153.5
Deferred tax assets	—	—	—	160.3	—	160.3
Trade and other receivables	—	—	1.6	174.6	—	176.2
Intercompany receivables[2]	—	203.3	2,078.3	7,649.3	(9,930.9)	—
	14,638.1	27,966.5	2,079.9	26,137.2	(52,315.7)	18,506.0
Current assets
Corporate income tax recoverable	—	—	—	234.7	—	234.7
Trade and other receivables	0.3	457.3	0.1	12,073.0	—	12,530.7
Intercompany receivables[2]	1,661.4	1,713.8	65.7	5,268.7	(8,709.6)	—
Cash and short-term deposits	—	231.2	—	6,687.3	(4,527.1)	2,391.4
	1,661.7	2,402.3	65.8	24,263.7	(13,236.7)	15,156.8
Current liabilities
Trade and other payables	(16.9)	(113.9)	(19.6)	(14,090.7)	—	(14,241.1)
Intercompany payables[2]	(2,808.3)	(5,607.8)	—	(293.5)	8,709.6	—
Corporate income tax payable	—	—	—	(649.3)	—	(649.3)
Bank overdrafts, bonds and bank loans	(2,627.7)	(1,871.8)	(27.4)	(624.3)	4,527.1	(624.1)
	(5,452.9)	(7,593.5)	(47.0)	(15,657.8)	13,236.7	(15,514.5)
Net current (liabilities)/assets	(3,791.2)	(5,191.2)	18.8	8,605.9	—	(357.7)
Total assets less current liabilities	10,846.9	22,775.3	2,098.7	34,743.1	(52,315.7)	18,148.3

Non-current liabilities
Bonds and bank loans	—	—	(2,087.1)	(4,163.3)	—	(6,250.4)
Trade and other payables	—	—	—	(992.8)	—	(992.8)
Intercompany payables[2]	(1,359.6)	(8,137.2)	—	(434.1)	9,930.9	—
Deferred tax liabilities	—	—	—	(513.7)	—	(513.7)
Provision for post-employment benefits	—	—	—	(206.3)	—	(206.3)
Provisions for liabilities and charges	—	—	—	(229.0)	—	(229.0)
	(1,359.6)	(8,137.2)	(2,087.1)	(6,539.2)	9,930.9	(8,192.2)
Net assets	9,487.3	14,638.1	11.6	28,203.9	(42,384.8)	9,956.1

Attributable to:
Equity share owners’ funds	9,487.3	14,638.1	11.6	27,735.1	(42,384.8)	9,487.3
Non-controlling interests	—	—	—	468.8	—	468.8
Total equity	9,487.3	14,638.1	11.6	28,203.9	(42,384.8)	9,956.1

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.
[2]	Prior year figures have been restated to reclassify certain intercompany balances in an amount of £2,540.2 million from non-current to current within subsidiary guarantors and other subsidiaries.